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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                         SEC File Number:
                                                         1-496

                           NOTIFICATION OF LATE FILING

                                                         CUSIP Number:
                                                         427 056 106

(Check one:) [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q
             [ ] Form N-SAR
        For Period Ended: March 31, 2002
                          --------------

        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR
        For the transition period ended: Not applicable

        NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable


PART I - REGISTRANT INFORMATION

                              Hercules Incorporated
                              ---------------------
                             Full Name of Registrant

                                 Not applicable
                                 --------------
                            Former Name if Applicable

                                 Hercules Plaza
                            1313 North Market Street
                            ------------------------
            Address of Principal Executive Office (Street and Number)

                            Wilmington, DE 19894-0001
                            -------------------------
                            City, State and Zip Code


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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth
    [X] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q or Form N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

        The registrant has been working diligently to prepare its consolidated financial statements for the quarter ended March 31, 2002 and such consolidated financial statements have been substantially completed. However, due to the implementation of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," combined with the complexities associated with accounting for discontinued operations, the registrant has not finalized such consolidated financial statements and is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 within the prescribed period without unreasonable effort or expense. The registrant expects to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 on or before May 20, 2002.

PART IV - OTHER INFORMATION

        (l) Name and telephone number of person to contact in regard to this notification

                Justin P. Klein                       215-864-8606
                ---------------                       ------------
                    (Name)                   (Area code) (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).


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                                             [X]  Yes      [ ]  No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                             [X]  Yes      [ ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        For the quarter ended March 31, 2002, the Company recognized a net loss of $580 million. Included in the net loss are impairment charges totaling $368 million for the cumulative effect of a change in accounting principle and a net loss from discontinued operations of $209 million. The net loss from continuing operations was $3 million.

        On April 29, 2002, the Company completed the sale of its BetzDearborn Water Treatment Business ("BetzDearborn"). Pursuant to Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," BetzDearborn has been treated as a discontinued operation and, accordingly, 2001 results of operations have been restated. Restated (loss) from continuing operations, net income from discontinued operations, and net loss for the three months ended March 31, 2001 were ($19) million, $9 million, and ($10) million, respectively. As reported in the Form 10-Q filed on May 16, 2001, for the quarterly period ended March 31, 2001, net loss was ($10) million.


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                              Hercules Incorporated
                              ---------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 16, 2002                          By:  /s/ Israel J. Floyd
      ------------                               -------------------------------
                                                   Israel J. Floyd,
                                                   Corporate Secretary
                                                   and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

        Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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